U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A/A

                 AMENDMENT NO. 1 TO NOTIFICATION OF REGISTRATION
                      FILED PURSUANT TO SECTION 8(a) OF THE
                         INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it is amending and adopting as its own the notification of registration of Templeton Income Trust, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such amendment of notification of registration submits the following information:

Name of registrant:                      TEMPLETON INCOME TRUST

Address of Principal Business Office:    500 East Broward Boulevard, Suite 2100
                                         Fort Lauderdale, Florida 33394-3091

Telephone Number (including area code):  (954) 527-7500


Name and address of agent for            Robert C. Rosselot
service of process:                      Templeton Income Trust
                                         500 East Broward Boulevard, Suite 2100
                                         Fort Lauderdale, Florida 33394-3091

Copies to:
              Bruce G. Leto, Esq., Stradley, Ronon, Stevens & Young, LLP 2600 One Commerce Square, Philadelphia, PA 19103-7098

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES [X]* NO []

     * IN CONNECTION WITH A REORGANIZATION CHANGING DOMICILE FROM MASSACHUSETTS TO DELAWARE, THE REGISTRANT, TEMPLETON INCOME TRUST, A DELAWARE STATUTORY TRUST, FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AN AMENDMENT TO THE REGISTRATION STATEMENT OF TEMPLETON INCOME TRUST, A MASSACHUSETTS BUSINESS TRUST, UNDER AND PURSUANT TO THE PROVISIONS OF SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, ON SEPTEMBER 17, 2007, AMENDING AND ADOPTING SUCH REGISTRATION STATEMENT AS THE REGISTRANT'S OWN PURSUANT TO RULE 414 UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE AMENDMENT BECAME EFFECTIVE ON DECEMBER 3, 2007.



                                   SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this amendment of notification of registration to be duly signed on its behalf in the City of San Mateo and the State of California on the 30th day of November, 2007.

                                              Templeton Income Trust,
                                              a Delaware Statutory Trust



                                              BY:/s/DAVID P. GOSS
                                                 ---------------------------
                                                 Name:  David P. Goss
                                                 Title:  Vice President and
                                                 Assistant Secretary



Attest: /s/ROBERT C. ROSSLEOT
        ----------------------------
        Name:  Robert C. Rosselot
        Title: Secretary




IC No. 811-04706